EXHIBIT 99.1

Item 4. Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 5,816,409,060 shares of Class A Common Stock and 848,755,451 shares of Class B Common Stock of Alphabet outstanding at June 30, 2025.

		Class A [1]	Class B
(a)	Amount beneficially owned:		
	Eric E. Schmidt [2]	48,808,584	39,504,905
	The Schmidt Family Living Trust [3]	39,504,905	39,504,905
	The Schmidt Family Foundation [4]	2,511,602	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation [5]	2,830,845	0
	Schmidt Ocean Institute [6]	27,100	0
	Special Strategies, LLC [7]	70,000	0
	Special Strategies II, LLC [8]	1,860,000	0
	Hillspire Holdings, LLC [9]	405,000	0
	Big Hen Group I, LLC [10]	1,280,000	0
(b)	Percent of class:		
	Eric E. Schmidt	0.83%	4.65%
	The Schmidt Family Living Trust	0.67%	4.65%
	The Schmidt Family Foundation	0.04%	0.00%
	The Eric and Wendy Schmidt Fund for Strategic Innovation	0.05%	0.00%
	Schmidt Ocean Institute	0.00%	0.00%
	Special Strategies, LLC	0.00%	0.00%
	Special Strategies II, LLC	0.03%	0.00%
	Hillspire Holdings, LLC	0.01%	0.00%
	Big Hen Group I, LLC	0.02%	0.00%
(c)	Number of shares as to which the person has:		
(i)	Sole power to vote or to direct the vote		
	Eric E. Schmidt	316,360	2,772
	The Schmidt Family Living Trust	0	0
	The Schmidt Family Foundation	0	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	0	0
	Schmidt Ocean Institute	0	0
	Special Strategies, LLC	0	0
	Special Strategies II, LLC	0	0
	Hillspire Holdings, LLC	0	0
	Big Hen Group I, LLC	0	0
(ii)	Shared power to vote or to direct the vote		

		Class A [1]	Class B
	Eric E. Schmidt	48,489,452	39,504,905
	The Schmidt Family Living Trust	39,504,905	39,504,905
	The Schmidt Family Foundation	2,511,602	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	2,830,845	0
	Schmidt Ocean Institute	27,100	0
	Special Strategies, LLC	70,000	0
	Special Strategies II, LLC	1,860,000	0
	Hillspire Holdings, LLC	405,000	0
	Big Hen Group I, LLC	1,280,000	0
(iii)	Sole power to dispose or to direct the disposition of		
	Eric E. Schmidt	316,360	2,772
	The Schmidt Family Living Trust	0	0
	The Schmidt Family Foundation	0	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	0	0
	Schmidt Ocean Institute	0	0
	Special Strategies, LLC	0	0
	Special Strategies II, LLC	0	0
	Hillspire Holdings, LLC	0	0
	Big Hen Group I, LLC	0	0
(iv)	Shared power to dispose or to direct the disposition of	0	0
	Eric E. Schmidt	48,808,584	39,507,677
	The Schmidt Family Living Trust	39,504,905	39,504,905
	The Schmidt Family Foundation	2,511,602	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	2,830,845	0
	Schmidt Ocean Institute	27,100	0
	Special Strategies, LLC	70,000	
	Special Strategies II, LLC	1,860,000	0
	Hillspire Holdings, LLC	405,000	
	Big Hen Group I, LLC	1,280,000	

(1) Assumes conversion of all such reporting person's shares of Class B Common Stock into shares of Class A Common Stock.

(2)   Comprises (i) 316,360 shares of Class A Common Stock held directly by Mr. Schmidt, (ii) 2,772 shares of Class B Common Stock held directly by Mr. Schmidt, (iii) 39,504,905 shares of Class B Common Stock beneficially held by The Schmidt Family Living Trust of which Mr. Schmidt is a co-trustee, (iii) 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (iv) 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president. (v) 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, (vi) 70,000 shares of Class A Common Stock held by Special Strategies, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member, (vii) 1,860,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member. (viii) 405,000 shares of Class Common Stock held by Hillspire Holdings, LLC, of which Mr. Schmidt is a co-manager, and (ix) 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which The Schmidt Family Living Trust is a member.

(3)   Includes (i) 34,173,405 shares of Class B Common Stock held by The Schmidt Family Living Trust and (ii) 5,331,500 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner.

(4)   Comprises 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president.

(5)   Comprises 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president.

(6)   Comprises 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president.

(7)   Comprises 70,000 shares of Class A Common Stock held by Special Strategies, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(8)   Comprises 1,860,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(9)   Comprises 405,000 shares of Class A Common Stock held by Hillspire Holdings, LLC, of which Mr. Schmidt is a co-manager.

(10)   Comprises 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which The Schmidt Family Living Trust is a member.